STOCK PURCHASE AGREEMENT

Stock Purchase Agreement (this “Agreement”) entered into as of September 17, 2009, by and between Haig S. Bagerdjian (the “Buyer”), and Al Ruegg (the “Seller”).

WHEREAS, the Seller desires to sell, and the Buyer desires to purchase for the consideration and on the terms set forth in this Agreement up to 934,783 shares of the common stock (the “Common Stock”) of Point.360, a California corporation (the “Company”), owned by the Seller.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations and warranties herein contained, the Buyer and the Seller agree as follows:

1.           Initial Purchase and Sale of 347,826 of Seller’s Shares of Common Stock.

(a)           On and subject to the terms and conditions of this Agreement, the Buyer hereby purchases from the Seller, and the Seller hereby sells to the Buyer 347,826 shares of Common Stock of the Company owned by the Seller (the “Shares”) for a purchase price of $1.15 per Share (aggregate purchase price of $400,000).

(b)           Concurrently herewith, the Seller shall deliver or will cause to be delivered to the Buyer a stock power and assignment endorsed in blank covering the transfer and assignment of the Shares.

(c)           Concurrently with the execution of this Agreement, the Buyer shall pay to the Seller $400,000 in cash as consideration for the Shares.

2.           Puts/Calls

(a)           The Buyer has the option at any time or from time to time, from the date hereof until September 1, 2010 to acquire from the Seller up to 586,957 shares of the Common Stock of the Company (the “Call Shares”) for a purchase price of $1.15 per share.  Such option shall be exercised by delivery to the Seller of a check in the amount of the purchase price of the Call Shares being purchased.  The Seller shall, as soon as practicable, but no more than three days from the exercise of such option by the Buyer, deliver to the Buyer a stock power and assignment endorsed in blank covering the transfer and assignment of the Call Shares.

(b)           The Seller has the option to cause the Buyer to purchase from the Seller up to 586,957 Shares of the Common Stock of the Company (the “Put Shares”) for a purchase price of $1.15 per share in accordance with the schedule attached hereto as Exhibit A.  Such option shall be exercised by the Seller’s notifying the Buyer (as provided in Paragraph 5(a) hereof) of the Seller’s intention to exercise such option.  As soon as practicable but no more than three days after such notification, the Buyer shall deliver the purchase price for the Put Shares and the Seller shall return to the Buyer a stock power and assignment endorsed in blank covering the transfer and assignment of the Put Shares.

3.           Seller’s Representations and Warranties.  The Seller hereby represents and warrants to the Buyer as follows:

(a)           The Seller has the requisite legal power and authority to execute and deliver this Agreement and to perform his obligations hereunder.

(b)           The Seller is the sole owner of the Shares and the Shares are free and clear of all liens and encumbrances, and there are no restrictions on transfer of the Shares, the Put Shares or the Call Shares.  The Seller is and will be until September 1, 2010, unless otherwise provided by this Agreement, the sole owner of the Put Shares and the Call Shares.

(c)           Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject, or to the Seller’s best knowledge, any law or regulation, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which he is bound or to which any of his assets is subject.

4.           Buyer’s Representations and Warranties.  The Buyer hereby represents and warrants to the Seller as follows:

(a)           The Buyer has the requisite legal authority and power to execute, deliver and perform this Agreement and to perform his obligations hereunder.

(b)           Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject, or to the Buyer’s best knowledge, any law or regulation, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which he is bound or to which any of his assets is subject.

5.           Miscellaneous.

(a)           All notices, requests, and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given:  when received, if delivered personally or by fax, or five business days after such notice, request, demand claim or other communication is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Seller: Al Ruegg 6303 Owensmouth Avenue, 10th Floor Woodland Hills, California 91367
If to the Buyer: Haig S. Bagerdjian 2777 N. Ontario Street Burbank, California 91504

Either party may change the address to which notices, requests, and other communications which are required or may be given under this Agreement are to be delivered by giving the other party or parties notice in the manner set forth above.

(b)           The terms and provisions of this Agreement shall be construed in accordance with, and governed by, the internal laws of the State of California without regard to principles of conflict of laws thereof.

(c)           Each of the Buyer and the Seller agree to execute and deliver all further documents, agreements and instruments and to take such further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

(d)           This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

(e)           This Agreement may be amended only by an agreement in writing of each party.  No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

(f)           In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Seller and the Buyer and no presumption or burden of proof shall arise favoring or disfavoring either the Seller or the Buyer by virtue of the authorship of any of the provisions of this Agreement.

(g)           The descriptive headings of the sections of this Agreement are for convenience only and do not constitute a part of this Agreement.

(h)           Neither this Agreement nor any rights or obligations hereunder are assignable, except by an agreement in writing signed by each of the parties hereto.  This Agreement shall be binding upon and inure to the benefit of each party and its successors and such permitted assigns.

(i)           All of the representations, warranties, covenants and obligations of the parties contained in this Agreement shall survive the closing hereunder.

(j)           Any dispute or controversy between the Seller and the Buyer in any way arising out of, related to, or connected with this Agreement or the subject matter hereof, shall be resolved through final and binding arbitration in Los Angeles, California, pursuant to §§ 1282-1284.2 of the California Civil Procedure Code (the “CCP”).  The arbitration shall be before a single arbitrator of the American Arbitration Association (unless, pursuant to applicable federal employment law, rules or regulations a panel is required, in which case such arbitration shall be before a panel mutually agreeable to the parties thereto) who shall be mutually agreeable to the Seller and the Buyer, and the arbitration shall be governed by the rules applicable thereto promulgated by the American Arbitration Association.  Notwithstanding anything in the aforementioned sections of the CCP to the contrary, the parties shall be permitted to conduct unlimited discovery (as if the subject matter of the arbitration were pending before a superior court of the State of California in a civil action which was not classified as a limited civil case) in accordance with Chapter 2 of the CCP commencing with § 1985, and Article 3 of the CCP commencing with § 2016 of Chapter 3 of Title 3 of Part IV.  By this Agreement the parties have provided, in accord with CCP § 1283.1, that CCP § 1283.05 is applicable to this Agreement, except that the limitations on depositions set forth in CCP § 1283.05, subdivision (e) do not apply to discovery in the event of an arbitrated dispute under this Agreement.

(k)           If any party hereto brings an action or proceeding hereunder to enforce the terms hereof, the prevailing party shall be entitled to recover from the other party all of such prevailing party’s attorneys’ fees, costs and expenses incurred in such action or proceeding.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

/s/ Haig S. Bagerdjian
Haig S. Bagerdjian

/s/ Al Ruegg
Al Ruegg

EXHIBIT A

SCHEDULE OF PUT SHARES

Date	Dollar Amount Due Each Period	Cumulative Dollar Amount	Share Price	Number of Shares Due Each Period	Cumulative # of Shares
September 15, 2009	$400,000.00		$1.15	347,826
December 1, 2009	$75,000.00	$475,000.00	$1.15	65,217	413,043
January 2, 2010	$75,000.00	$550,000.00	$1.15	65,217	478,261
February 1, 2010	$75,000.00	$625,000.00	$1.15	65,217	543,478
March 1, 2010	$75,000.00	$700,000.00	$1.15	65,217	608,696
April 1, 2010	$75,000.00	$775,000.00	$1.15	65,217	673,913
May 1, 2010	$75,000.00	$850,000.00	$1.15	65,217	739,130
June 1, 2010	$75,000.00	$925,000.00	$1.15	65,217	804,348
July 1, 2010	$75,000.00	$1,000,000.00	$1.15	65,217	869,565
August 1, 2010	$75,000.00	$1,075,000.00	$1.15	65,217	934,783